QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation
Aldila Golf Corp.	Delaware, U.S.
Aldila Materials Technology Corp.	Delaware, U.S.
Aldila de Mexico, S.A. de C.V.	Mexico
Aldila Carbon Fibers Products (Zhuhai) Company Limited	People's Republic of China
Aldila Composite Products Company Limited	Vietnam

QuickLinks

  Exhibit 21.1